CFM CORPORATION 2004 FIRST QUARTER REPORT

This interim report contains forward-looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence and the level of housing starts, demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this interim report are made as of January 28, 2004, or as otherwise noted, and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

460 Admiral Boulevard
Mississauga, Ontario, L5T 3A3
Tel: (905) 670-7777
Fax: (905) 670-7915
E-mail: cfm@cfmmajestic.com
Website: www.cfmcorp.com

PRESS RELEASE	SYMBOL: CFM-TSE

CFM CORPORATION
RECORD SALES FOR THE 1ST QUARTER
CONFIRMS ANNUAL GUIDANCE
ON TRACK WITH ITS RESTRUCTURING

MISSISSAUGA, ONTARIO - January 28, 2004 - CFM Corporation ("CFM" or the "Company") announced today its financial results for the first quarter ended December 27, 2003.

  Financial reporting currency changed to U.S. Dollars
  Record sales of $119 million achieved in the quarter, an increase of 4% from a year ago
  Net income of $4 million and earnings per share of $0.10, consistent with CFM's business plan and on target to achieve annual earnings guidance
  Previously announced restructuring activities on schedule and within budget

Financial Highlights

	Three Months Ended
(US$millions, except per share amounts)	December 27, 2003	December 28, 2002
Net Sales	119.1	114.5
Gross Profit	30.7	36.4
Net Income	4.0	10.5
Earnings per share	$0.10	$0.26
Earnings per share before
restructuring costs*	$0.12	$0.26

EBITDA before restructuring costs**	11.6	19.9

*Earnings per share before restructuring costs have been determined by taking net income for the applicable period, adding to it the restructuring costs, deducting provision for income taxes applicable to the restructuring charge to arrive at net income before restructuring costs for the applicable period and dividing net income before restructuring costs by the average number of shares outstanding during such period. Earnings per share before restructuring costs is presented as a measure of the normal operating performance of the Company. A reconciliation of earnings per share before restructuring costs to earnings per share is as follows:

1

(US$ millions)	For the three months ended		For the three months ended
	December 27, 2003		December 28, 2002
	Earnings	EPS	Earnings	EPS
Net Income	4.0	0.10	10.5	0.26
Restructuring cost	1.2	0.03	-	-
Income tax related to restructuring costs	(0.5)	(0.01)	-	-

Net Income before restructuring costs	4.7	0.12	10.5	0.26

Earnings per share before restructuring costs is not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles ("GAAP"). Non-GAAP measures (such as earnings per share before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

** see definition on page 3

Change in Reporting Currency

As previously announced, effective for fiscal 2004, the Company has changed its financial reporting currency from the Canadian dollar to the U.S. dollar. With a significant portion of the Company's operations in the United States, reporting in Canadian dollars has resulted in significant variability in the Company's reported results caused by fluctuations in the value of the Canadian dollar relative to the U.S. dollar which management believes has caused the Company's reported financial results to be not necessarily reflective of the Company's operating performance. Reporting in U.S. dollars will reduce this variability and will provide the Company's investors and other users of its financial statements with more relevant and useful information regarding the Company's operations. All amounts presented in this press release are in U.S. dollars unless otherwise noted.

Operating Highlights

Sales for the first quarter increased 4% to a record $119.1 million from $114.5 million in the first quarter last year, a 1% increase when the effect of a stronger Canadian dollar on the translation of CFM's Canadian dollar revenues is removed. In line with the Company's business plan, net income for the quarter decreased to $4.0 million down from $10.5 million last year as a result of lower gross profit, increased operating and interest expenses and restructuring costs, as described below. Earnings per share ("EPS") were $0.10 for the quarter, a decrease of $0.16 when compared to the first quarter of the prior year. EPS before restructuring costs* were $0.12 for the quarter, a decrease of $0.14 from the first quarter of the prior year.

"We are pleased that our results for the first quarter are in line with our expectations and our business plan for the year", said Colin Adamson, Chairman and Chief Executive Officer. "The Company's top line results remain solid and we are on track to complete our restructuring within budget and on time, which will place us in a position for greater growth and profitability next year."

2

Sales by Product Category

	Three Months Ended
(US$ millions)	December 27, 2003	December 28, 2002
Hearth and Heating Products	102.1	98.1
Barbeque and Outdoor Products	13.2	14.0
Water Products	3.8	2.4
	119.1	114.5

Sales of hearth and heating products were $102.1 million in the quarter, an increase of 4% from the first quarter of the prior year. Excluding the impact of the stronger Canadian dollar on the translation of the Company's Canadian dollar revenues, sales of hearth and heating products grew 1% from the prior year. A reduction in sales as a result of the previously announced loss of hearth products placement at a major mass merchant customer was offset by additional sales at other mass merchant customers as well as incremental sales from the newly acquired Temco Fireplace Products ("Temco") and Century Heating Products ("Century") operations and increased sales at CFM Europe.

Sales of barbecue and outdoor products were $13.2 million in the quarter, a decrease of $0.8 million or 6% from the first quarter of last year, mainly as a result of the timing of shipments.

Sales of water products increased 58% to $3.8 million in the quarter compared to the same quarter a year ago as a result of strong customer growth.

Gross Profit

Gross profit for the quarter ended December 27, 2003 was $30.7 million, down $5.7 million or 16% from $36.4 million in the first quarter of 2003. As a percentage of sales, gross profit was 25.8%, down from 31.8% in the first quarter of the prior year. The decline in gross profit was primarily the result of higher Canadian manufacturing costs due to the stronger Canadian dollar, as well as a higher sales mix of products sold into lower margin channels.

Expenses

Operating expenses, excluding the impact of currency fluctuations, increased by $1.3 million or 9% due primarily to the incremental costs added as a result of the acquisitions of Temco and Century. The stronger Canadian dollar increased the Company's Canadian dollar expenses for the quarter when translated into U.S. dollars.

EBITDA before restructuring costs**

Earnings before restructuring costs, interest, taxes and amortization ("EBITDA before restructuring costs") for the quarter were $11.6 million versus $19.9 million in the corresponding period in the prior year, primarily as a result of the lower gross profit and higher operating expenses experienced in the quarter. EBITDA before restructuring costs, as a percentage of sales, decreased to 9.7% from 17.4% in the first quarter last year.

**EBITDA before restructuring costs is defined as earnings before the taking of any deductions in respect of interest, taxes, amortization and restructuring costs. EBITDA before restructuring costs is presented before deductions for interest expense, tax expense, amortization and restructuring costs as this is a widely accepted measure of a company's normal operating performance. EBITDA before restructuring costs has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes and restructuring costs which are disclosed as individual line items within the Consolidated Statement of Operation as follows:

3

	For the three months ended
(US$ millions)	December 27, 2003	December 28, 2002

Net income for the period	4.0	10.5
Restructuring costs	1.2	-
Amortization	2.9	2.6
Interest income	(0.1)	-
Interest expense	1.9	1.2
Income taxes	1.7	5.6

EBITDA before restructuring costs	11.6	19.9

EBITDA before restructuring costs are not recognized measures for financial statement presentation under GAAP. Non-GAAP measures (such as EBITDA before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

Restructuring Costs

In connection with the Company's previously announced restructuring, the Company incurred $1.2 million in restructuring costs during the quarter.

Interest Expenses

Net interest expense was $1.9 million for the quarter, which was $0.6 million higher than in the first quarter last year, due to the higher fixed interest rate on the Company's recently issued senior unsecured notes.

Cash Flows Provided by Operating Activities

Cash flows generated by operating activities in the quarter were $26.4 million, a decrease of $18.2 million from the $44.6 million generated in the first quarter of 2003 primarily due to lower earnings for the period and a smaller reduction in non-cash working capital when compared to a year ago.

Net Bank Debt***

Net bank debt decreased in the quarter to $101.7 million, down $11.1 million from September 27, 2003 due primarily to lower working capital requirements.

***Net bank debt is defined as bank debt (current and long-term),plus bank indebtedness, plus senior unsecured notes payable less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

Net bank debt is not a recognized measure for financial statement presentation under GAAP. Non-GAAP financial measures (such as net bank debt) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider this financial measure in the context of CFM's GAAP results, as provided in the attached summary financial statements.

4

Weighted Average Shares Outstanding

The weighted average number of shares outstanding during the quarter ended December 27, 2003 increased by 14,000 shares to 40,404,000 as compared to 40,390,000 shares outstanding during the first quarter of fiscal 2003. The Company did not purchase any common shares in the quarter under its normal course issuer bid.

2004 Outlook

CFM is on schedule and within budget with its restructuring plans announced on October 23, 2003. Before restructuring costs, CFM continues to expect EPS for fiscal 2004 to be in the range of $0.74 to $0.81 (Cdn$1.00 to Cdn$1.10). CFM continues to expect EPS for fiscal 2004 in the range of $0.41 to $0.56 (Cdn$0.56 to Cdn$0.76) when the restructuring costs are taken into account.

Comparative Financial Statements

As announced previously, effective with its reporting for the first quarter of fiscal year 2004, CFM has changed its financial reporting currency from the Canadian dollar to the U.S. dollar. In accordance with GAAP rules governing a change in reporting currency, all prior year comparative information has been translated into U.S. dollars using the current rate method whereby all revenues and expenses having a functional currency other than the U.S. dollar were translated at the average exchange rate that existed during the period and all assets and liabilities were translated at the period-end exchange rate. In addition to the restatement of the prior year comparative figures into U.S. dollars, which are attached to this press release, management has provided a restatement of the prior three years comparative financial information translated to U.S. dollars on the same basis (Appendix A). This information has been provided because management believes it to be useful for investors and other users of CFM's financial statements in their analysis of the Company's historical performance.

* * * * *

This press release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence, the level of housing starts and demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and labour, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in detail in CFM's Annual Information Form dated February 10, 2003 and in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this press release are made as of January 28, 2004 and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

CFM is a leading integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a line of hearth and space heating products, barbeque and outdoor products and water and air purification products. CFM maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

FOR FURTHER INFORMATION CONTACT:

COLIN M. ADAMSON	J. DAVID WOOD
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer
(905) 670-7777	(905) 670-7777
5

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

The following management's discussion and analysis ("MD&A") provides a review of important events, the results of operation of CFM Corporation ("CFM"or the "Company") for the quarter ended December 27, 2003 in comparison with those for the quarter ended December 28, 2002 and a review of the financial position of CFM as at December 27, 2003. This MD&A should be read in conjunction with CFM's unaudited consolidated financial statements for the three months ended December 27, 2003, included elsewhere herein, and CFM's audited consolidated financial statements for the year ended September 27, 2003, included in CFM's Annual Report for 2003.

CFM is a leading integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs, and hearth accessories. CFM also manufactures and imports barbeques, barbeque parts and accessories, water dispensing and purification products, outdoor garden accessories and imports indoor and outdoor space heating products. The Company maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

This MD&A contains forward-looking statements that reflect CFM's current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include phrases such as "believed", "expect", "anticipate", "intend", "foresee", "likely", "will" or other similar words or phrases. These forward-looking statements involve certain risks and uncertainties, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, those risks and uncertainties listed below. CFM considers the assumptions on which these forward looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of CFM, may ultimately prove to be incorrect. In addition, CFM does not assume any obligation to publicly update any previously issued forward-looking statements.

6

MANAGEMENT'S DISCUSSION AND ANALYSIS

Change in reporting currency

As previously announced, effective fiscal 2004, the Company has changed its financial reporting currency from the Canadian dollar to the United States dollar (U.S. dollar). With a significant portion of the Company's operations in the United States, reporting in Canadian dollars has resulted in significant variability in the Company's reported results caused by fluctuations in the value of the Canadian dollar relative to the U.S. dollar on the translation of the Company's U.S. dollar results. Management believes that this variability has caused the Company's reported financial results to be not necessarily reflective of the Company's operating performance. Management believes that reporting in U.S. dollars will reduce the variability in the Company's reported results and provide its investors and other users of its financial statements with more relevant and informative information on the Company's operating performance and financial position.

This change in reporting currency has been implemented on a prospective basis in accordance with Canadian generally accepted accounting principles as described in Note 3 of the interim consolidated financial statements. All amounts presented in this MD&A are in millions of U.S. dollars unless otherwise noted. To assist shareholders and other users of our financial statements in their prospective analysis of financial results of CFM included in this MD&A, management has provided comparative U.S. dollar historical statements of operation, financial position and cash flow on a quarterly basis for the last three fiscal years (Appendix A).

First quarter ended December 27, 2003 Results of operations

(all amounts are in U.S. dollars unless otherwise noted)

CFM's consolidated sales increased 4% to $119.1 million in the quarter ended December 27, 2003, compared to $114.5 million in the comparative quarter of the prior year. Excluding the impact of exchange rate fluctuations on the translation of the Company's Canadian dollar revenues, sales grew by 1%. Sales grew by an additional 3% as result of the positive impact on the Company's sales caused by the weakening of the U.S. dollar against the Canadian dollar when compared to the first quarter of fiscal 2003 on the translation of the Company's Canadian dollar sales to U.S. dollars. The average exchange rate used to translate the Company's Canadian dollar revenues and expenses to U.S. dollars for the quarter ended December 27, 2003 was $0.7585, representing a 19% appreciation from the $0.6367 rate used in the first quarter of fiscal 2003.

Sales by product category and geographic segment were as follows:

	US$ million
	3 months ended	3 months ended
	December 27, 2003	December 28, 2002
Hearth and heating products	102.1	98.1
Barbeque and outdoor products	13.2	14.0
Water products	3.8	2.4
	119.1	114.5

United States	90.6	92.0
Canada	19.3	16.3
Other	9.2	6.2
	119.1	114.5

7

MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales of hearth and heating products were $102.1 million in the quarter, an increase of 4% from the first quarter of the prior year. Excluding the impact of the weakening U.S dollar on the translation of the Company's Canadian dollar revenues, sales of hearth and heating products grew by 1% year over year in the first quarter. The previously announced loss of placement of certain hearth products for the 2003/04 selling season with a major mass merchant retailer resulted in hearth sales volume in the first quarter being lowered by $6.8 million from the first quarter of fiscal 2003. In addition, sales of portable space heating products, which benefited in fiscal 2003 from demand caused by December 2002 ice storms, were $1.9 million lower in the first quarter of fiscal 2004. However, these reductions were more than offset by increased sales volumes with other mass merchant customers, as well as the incremental sales of $6.3 million from the Temco Fireplace Products ("Temco") and Century Heating Products businesses, which were acquired in October 2003 and June 2003, respectively, and continued strong year over year growth of $1.9 million from CFM Europe.

Sales of barbeque and outdoor products were $13.2 million in the quarter, a decrease of $0.8 million or 6% from the corresponding period in the prior year. This small decrease is due primarily to the timing of shipments of barbeque grills in fiscal 2004.

Sales of water products at Greenway Home Products ("Greenway") were $3.8 million in the quarter, an increase of 58% from the first quarter of fiscal 2003 due to new customer growth and expanded product placement at existing customers.

On a geographic basis, sales in the United States in the first quarter remained comparable with the first quarter of the prior year at $90.6 million, which represented 76% of total sales compared to 80% of total sales in the first quarter of fiscal 2003. Sales in Canada amounted to $19.3 million in the quarter, up from $16.3 million in the same quarter last year. Most of the increase was due to the positive impact of the stronger Canadian dollar on the translation of the Company's Canadian dollar sales when compared to the first quarter of fiscal 2003. Sales in other regions grew 48% primarily due to sales growth at CFM Europe.

Gross Profit

Gross profit in the first quarter was $30.7 million, a decrease of $5.7 million or 16% from the corresponding quarter in the prior year. As a percentage of sales, gross profit was 25.8%, down from 31.8% achieved in the first quarter of fiscal 2003.

Several factors contributed to the decline in gross profit and gross profit as a percentage of sales in the quarter. Firstly, as a significant portion of the products sold in the United States were manufactured in the Company's Canadian operations, the 19% appreciation in the Canadian dollar against the US dollar, when compared to the value of the Canadian dollar for the first quarter of the previous year, resulted in a higher US dollar cost of these Canadian manufactured goods. Management estimates that this currency impact resulted in a decline in overall gross profit as a percentage of sales of approximately three hundred basis points from those realized in the first quarter of the previous year. Secondly, sales increases in the quarter at CFM Europe and incremental sales of products from the recent acquisitions of Temco and Century, all at lower relative gross margins than the margins historically realized on sales of the Company's hearth products, as well as a shift in the mix of hearth product sales in North America to lower gross margin products, contributed to a further one hundred basis point decline in overall gross profit as a percentage of sales. Thirdly, the previously announced loss of product placement with a major mass merchant customer resulted in lower production volumes and an under absorption of plant overheads in the quarter. This is in addition to operating inefficiencies at certain of the Company's hearth product manufacturing locations due to higher than normal customer order replenishment demands near the end of the quarter and raw material delivery delays from certain vendors lead to higher manufacturing costs per unit resulted in a 200-basis point drop in gross margins. Lastly, distribution costs increased slightly as a percentage of sales to 5.6% from 5.3% due to a higher proportion of sales to customers where the terms of shipment require the Company to absorb shipping costs.

8

MANAGEMENT'S DISCUSSION AND ANALYSIS

Selling, Administrative, Research and Development Expenses

Operating expenses for the quarter increased by $2.6 million or 16% when compared to the corresponding period in the prior year. The appreciation in the Canadian dollar against the U.S. dollar had a negative impact on the translation of the Company's Canadian dollar expenses when compared to the first quarter of fiscal 2003. In real terms, before the impact of currency fluctuations, operating costs increased by $1.3 million or 9% as a result of the incremental selling and marketing expenses associated with the recently acquired operations of Temco and Century, as well as additional personnel required to support the Company's restructuring and future growth plans. Before the effect of foreign exchange fluctuations, operating expenses as a percentage of sales increased to 15.0% from 14.5% in the corresponding period in the prior year.

RESTRUCTURING COSTS

As previously announced in the fourth quarter of fiscal 2003, the Company has initiated plans to restructure its operations in order to better realize benefits available from a number of acquisitions completed during the last several years. The restructuring will involve the consolidation of certain facilities which serve the Company's mass merchant customers and improving the Company's manufacturing operations through anticipated product line rationalization and shifting manufacturing of certain product lines to lower wage cost locations. Management remains confident of achieving its original estimate of the annualized savings from the restructuring of greater than $11 million (Cdn$15 million) and remaining within the range of its original restructuring cost estimate, including the write off of certain fixed assets and inventory, of between $22 million to $26 million (Cdn$30 million to Cdn$35 million).

As part of this restructuring, during the quarter, the Company announced the closure of its manufacturing and warehousing/distribution operations in the Chicago area which serve the mass merchant channel and the consolidation of those activities into its existing facility in Joplin, Missouri. The Company also announced the consolidation of the order processing, customer service, technical support and other administrative functions supporting the Company's U.S. mass merchant customers into its Canadian mass merchant operations in Mississauga, Ontario. Notification was given to all employees at the facilities affected and severance packages and retention bonuses have been put in place. Transfer of production lines from the Company's facilities in the Chicago area to Joplin and the transfer of the administrative functions to Mississauga are underway and are expected to be largely complete by the end of the Company's second quarter in fiscal 2004.

Other restructuring activities to rationalize product lines and shift manufacturing of certain production lines to lower wage cost locations will be completed in stages throughout fiscal 2004. Currently, the restructuring programs are progressing as planned and management expects all restructuring activities to be completed by the end of fiscal 2004.

9

MANAGEMENT'S DISCUSSION AND ANALYSIS

As of December 27, 2003, the following restructuring costs had been incurred:

(US$ millions)	Costs for the quarter ended	Costs for Restructuring
	December 27, 2003	project to date

Provision for severance and benefits	0.5	0.7
Asset impairment costs	0.4	6.1
Other costs	0.3	0.3
Total costs	1.2	7.1

EBITDA BEFORE RESTRUCTURING COSTS*

Earnings before interest, taxes, amortization and restructuring costs ("EBITDA before restructuring costs") were $11.6 million, down $8.3 million or 42% from the corresponding period in the prior year, primarily as a result of the lower gross margin and higher operating expenses experienced in the quarter. EBITDA margin before restructuring costs was 9.7%, down from 17.4% in the first quarter last year. The following is a reconciliation of EBITDA before restructuring costs to net income for quarter:

	US$ million
	For the three months ended
	December 27, 2003	December 28, 2002

Net income for the period	4.0	10.5
Restructuring costs	1.2	-
Amortization	2.9	2.6
Interest income	(0.1)	-
Interest expense	1.9	1.2
Income taxes	1.7	5.6

EBITDA before restructuring costs	11.6	19.9

*EBITDA before restructuring costs is defined as earnings before the taking of any deductions in respect of interest, taxes, amortization and restructuring costs. EBITDA before restructuring costs is presented before deductions for interest expense, tax expense amortization and restructuring costs as this is a widely accepted measure of a company's normal operating performance. EBITDA before restructuring costs has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization, restructuring costs and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations. EBITDA margin before restructuring costs is defined as EBITDA before restructuring costs expressed as a percentage of sales.

EBITDA before restructuring costs, and EBITDA margin before restructuring costs are not recognized measures for financial statement presentation under Canadian generally accepted accounting principles ("GAAP"). Non-GAAP measures (such as EBITDA before restructuring costs and EBITDA margin before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

10

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Interest Expense

Net interest expense was $1.9 million for the quarter, which was $0.6 million higher when compared to the corresponding period in the prior year. Interest expense increased due to the higher fixed interest rate borrowing costs of 6.1% on the $125 million of senior unsecured notes issued in September and November of 2003 when compared to the average variable rate of 4.72% on the Company's borrowing under its bank credit facility in the same quarter of fiscal 2003 (see discussion under "Financial Position, Liquidity and Capital Resources"). The interest rate on the senior unsecured notes is fixed at 6.1% for the 10 year term of the notes and management believes that this fixed rate will protect the Company from any volatility in market interest rates over the term of the notes. Management expects market interest rates to rise in the medium to long-term. The differential between the interest rates applicable under the Company's bank credit facility in fiscal 2003 and the 6.1% fixed rate under the senior unsecured notes will result in higher interest of between $0.6 million and $0.9 million for each quarter, or approximately $2.5 million for fiscal 2004.

Net Income

Net Income for the quarter ended December 27, 2003 was $4.0 million, down 62% from $10.5 million in the corresponding period in the previous year. The decline was due to the lower gross margins, higher operating expenses and higher interest costs incurred in the quarter, plus restructuring costs of $1.2 million incurred in the quarter.

Earnings Per Share

Earnings per share ("EPS") decreased 62% to $0.10 from $0.26 in the first quarter of fiscal 2003 due to lower net income, as described above. Earnings per share before restructuring costs** were $0.12, compared to $0.26 earned in the corresponding period in the prior year. The following is a reconciliation of earnings per share before restructuring costs to earnings per share for the quarter:

	US$ million
	For the three months ended
	December 27, 2003		December 28, 2002

	Earnings	EPS	Earnings	EPS

Net income	4.0	0.10	10.5	0.26
Restructuring costs	1.2	0.03	-	-
Income tax related to restructuring costs	(0.5)	(0.01)	-	-

Earnings before restructuring costs	4.7	0.12	10.5	0.26

The weighted average number of shares outstanding increased to 40,404,000 from 40,390,000 primarily as a result of the full year effect of shares issued in second quarter of fiscal 2003 as part of the first deferred payment in connection with the acquisition of Greenway and as a result of shares issued on the exercise of stock options net of stock repurchased.

Diluted EPS decreased to $0.10 or 60% from $0.25 in the first quarter of fiscal 2003 as a result of lower overall earnings per share.

11

MANAGEMENT'S DISCUSSION AND ANALYSIS

**Earnings per share before restructuring costs have been determined by taking net income for the applicable period, adding to it the restructuring costs, deducting provision for income taxes applicable to the restructuring charge to arrive at net income before restructuring costs for the applicable period and dividing net income before restructuring costs by the average number of shares outstanding during such period. Earnings per share before restructuring costs is presented as a measure of the normal operating performance of the Company. Earnings per share before restructuring costs is not a recognized measure for financial statement presentation under GAAP. Non-GAAP measures (such as earnings per share before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

Cash Flow

In the quarter, CFM generated $26.4 million in cash flow from operations, consumed $9.5 million in investing activities and generated another $9.0 million from financing activities. In addition, the effect of exchange rate fluctuations and foreign currency translation on cash and cash equivalents resulted in a further $0.5 million use of cash. The net effect of the above resulted in a net increase in cash during the quarter of $25.3 million.

The $26.4 million in cash flow from operations generated by CFM in the quarter ended December 27, 2003 compares to $44.6 million generated in the first quarter ended December 28, 2002, a decrease of $18.2 million or 41%. This significant decrease is due to lower earnings of $5.6 million and a reduction in non-cash working capital $12.6 million lower than the working capital reduction in the same period a year ago.

CFM typically generates significant cash from operations the first quarter relative to other quarters due to lower net working capital investments as hearth inventory built in the third and fourth quarters is sold and converted to cash in the first quarter. This trend continued in the first quarter of fiscal 2004. In addition, the Company's investment in inventory was further reduced in the first quarter of fiscal 2004 in comparison with the prior year, as inventory levels at December 28, 2002 included some safety stock in anticipation of a potential labour disruption in light of the Company's pending union contract renegotiation at its Mississauga plants in January of 2003. However, during the first quarter ended December 27, 2003, the Company maintained a more normalized vendor payment schedule taking full advantage of all vendor discounts as compared to the same period a year ago when vendor payments were slower. This resulted in a significant use of cash in the quarter relative to the first quarter of the prior year.

Cash flows from investing activities were $9.5 million for the quarter ended December 27, 2003. On October 8, 2003, CFM acquired Temco for total cash consideration of $7.2 million. In addition, capital expenditures during the quarter amounted to $2.0 million

Financing activities provided an additional $9.0 million in cash with net borrowings increasing $9.3 million. During the quarter, $65.0 million in proceeds were raised from the issue of the second tranche of senior unsecured notes in connection with the $125 million private placement completed in the fourth quarter of fiscal 2003 (see discussion under "Financial Position, Liquidity and Capital Resources"). The proceeds of this note issue were used to pay down $52.8 million of the Company's variable rate debt under its bank credit facility plus outstanding bank indebtedness and the final debt repayment of $2.8 million associated with the Keanall acquisition. In the quarter, the Company received $0.1 million from employees exercising stock options to purchase common shares of the Company.

12

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Position, Liquidity and Capital Resources

The seasonal nature of the hearth and heating market and the barbeque market impacts the Company's cash flow and investment in working capital. In both categories, pre-season inventories are built in order to meet the seasonal demands of the Company's customers, which are then converted to accounts receivable as those inventories are sold through the season and ultimately to cash as the accounts receivable are collected. To support the seasonal demands in its hearth and barbeque businesses, the Company has and will continue to be required to make pre-seasonal investments in working capital; however, as the barbeque selling season is counter-seasonal to the Company's traditional hearth business, the additional investment in barbeque-related working capital generally occurs as investment in hearth-related working capital is falling to its lowest point in the cycle and vice versa. Water products tend to be a less seasonal product category than hearth and barbeque products; however, retailers generally advertise and promote water products to the consumer for the summer and pre-Christmas periods. As a consequence, inventories of water products are built in advance of those periods to meet the anticipated demand.

The hearth peak season is essentially over at the end of the Company's first quarter other than for some selected warehouse and in-store replenishment of product. Accordingly, working capital at the end of December is typically at a low point in the cycle as a significant portion of hearth inventory built in the third and fourth quarters has been sold and converted to cash through collection of accounts receivable. Consolidated net working capital* at December 27, 2003 was $110.4 million compared to $124.1 million at September 27, 2003 (the point in the year when the Company's working capital is at its highest) and $94.8 million as at December 28, 2003. Working capital is down by $13.7 million from the level at September 27, 2003 due mainly to significant collections of hearth accounts receivables, net of an increase in water product inventories in anticipation of significantly higher future water product sales. Working capital is up $15.6 million at December 27, 2003 when compared to the same period a year ago, primarily due to incremental working capital required as a result of the acquisition of Century and Temco as well as additional working capital required to support the growth in CFM's water products operation and lower accounts payable as a result of a more normalized vendor payment schedule during the quarter.

As part of its capital management, the Company reviews certain working capital metrics. The number of days sales outstanding represented by accounts receivable was 66 days as at December 27, 2003, which compares to 65 days at September 27, 2003. Management has action plans in place to improve this metric over the next quarter. Inventory turnover is consistent at 4.0 turns as at December 27, 2003 when compared to the turnover for fiscal 2003 and improved marginally from 3.5 turns for the quarter when compared to the same period a year ago.

Management expects the Company's investment in working capital to increase through the second quarter as barbeque inventories are built in anticipation of the upcoming barbeque season that extends through the third quarter.

Net bank debt * at December 27, 2003 was $101.7 million, down $11.1 million from September 27, 2003, due primarily to lower working capital requirements. CFM was capitalized* as at December 27, 2003 with net bank debt to total capitalization of 28.7%.

In the fourth quarter of fiscal 2003, CFM completed the sale of $125 million of senior unsecured notes through a private placement. With long-term interest rates in fiscal 2003 reaching their lowest levels in 45 years, management took advantage of the lower rates to secure long-term cost effective debt financing. The notes were issued in two series with funding on the first series of $60 million occurring on September 12, 2003 and funding on the second series of $65 million occurring on November 21, 2003. The proceeds from the sale of these notes were used principally to repay debt under CFM's existing bank credit

13

MANAGEMENT'S DISCUSSION AND ANALYSIS

facilities and for general corporate purposes. The notes have a fixed coupon rate of 6.1% and ten-year maturities with a bullet payment of principal to occur at maturity.

In conjunction with the issue of the long-term notes referred to above, CFM and its banking syndicate amended and extended its existing syndicated bank credit facilities. Effective November 25, 2003, these credit facilities were amended to provide up to Cdn$190 million in revolving term debt for a period which extends to November 25, 2006. The unused and available credit under the amended credit facility at December 27, 2003 stood at Cdn$176 million.

CFM will continue to have cash requirements to support its seasonal working capital needs and capital expenditures, as well as to pay interest under its bank credit facility, service its debt and fund share purchases under its issuer bid. In addition, the restructuring recently initiated by the Company as discussed above, will place additional demand on the Company's capital resources in fiscal 2004; however, most of the costs anticipated as part of this restructuring relate to the write down of assets to reflect potential impairment in the value of those assets and do not involve cash. In order to meet its cash requirements in fiscal 2004, CFM intends to use internally generated funds as well as the proceeds from the sale of the unsecured notes and its amended credit facilities, as required. Management believes that cash flow from operations, the proceeds from the sale of the unsecured notes and capacity under the credit facilities will be sufficient to meet CFM's cash requirements over the remainder of fiscal 2004.

CFM was in compliance with all covenants under its existing bank credit facility and unsecured notes as at December 27, 2003. While the restructuring is anticipated to reduce earnings and, as a result, impact cash flows and borrowing levels in fiscal 2004, management is confident the Company will remain in compliance with its debt covenants throughout 2004 and have access to sufficient levels of financing to operate and grow the Company's business

*Net bank debt is defined as bank debt (current and long-term), plus bank indebtedness plus senior unsecured noted less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

Capitalization is defined as net bank debt plus shareholders' equity. Capitalization is presented as a measure of the Company's total financing structure.

Net working capital is defined as accounts receivable, inventory and prepaid expenses less accounts payable and accrued liabilities and taxes payable net of any taxes recoverable. Net working capital is presented because it is a widely accepted measure of the extent to which a company has net current assets available to support its operations.

Net bank debt, capitalization and net working capital are not recognized measures for financial statement presentation under Canadian GAAP. Non-GAAP measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

Risks and Uncertainties

CFM is subject to a number of the usual risks associated with operating in a durable consumer products industry including: general economic conditions, consumer confidence and the level of housing starts, demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and labour, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These risks and uncertainties are discussed in detail in CFM's Annual Information Form dated February 10, 2003 and filed with Canadian and U.S. securities regulatory authorities and commissions.

14

MANAGEMENT'S DISCUSSION AND ANALYSIS

Outlook

CFM's results for the first quarter, while below the prior year, were in line with managements' expectations and the Company's business plan for fiscal 2004. As indicated in the Company's previous MD&A for the period ended September 27, 2003, fiscal 2004 will be a year of transition for CFM as it undertakes its planned restructuring initiatives. The restructuring is currently on schedule and within budget and management remains confident these initiatives will be completed on time in fiscal 2004 and within the previously announced restructuring cost estimates. Management believes that CFM remains well positioned to achieve its objectives for the current fiscal year and that the completion of the restructuring initiatives will place the Company on a stronger foundation from which to achieve its future growth objectives.

Comparative Financial Statements

As discussed above, effective with its reporting for the first quarter of fiscal year 2004, CFM has changed its financial reporting currency from the Canadian dollar to the U.S. dollar. In accordance with GAAP rules governing a change in reporting currency, all prior year comparative information has been translated into U.S. dollars using the current rate method whereby all revenues and expenses having a functional currency other than the U.S. dollar were translated at the average exchange rate that existed during the period and all assets and liabilities were translated at the period-end exchange rate. In addition to the restatement of the prior year comparative figures into U.S. dollars, management has provided below a restatement of the prior three years comparative financial information translated to U.S. dollars on the same basis (Appendix A). This information has been provided because management believes it to be useful for investors and other users of CFM's financial statements in their analysis of the Company's historical performance.

15

MANAGEMENT'S DISCUSSION AND ANALYSIS

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In thousands of US dollars, unaudited)

As at	Dec. 27,	Dec. 28,	Sept. 27,
	2003	2002	2003
	$	$	$
		(Restated,	(Restated,
ASSETS		see note 3)	see note 3)
Current
Cash and cash equivalents	38,730	12,622	13,386
Accounts receivable	78,414	70,300	106,520
Inventory	84,357	83,707	79,602
Prepaid and other expenses	4,833	3,502	1,946
Future income taxes	13,719	6,264	13,057
Total current assets	220,053	176,395	214,511
Capital assets, net	77,038	73,730	75,228
Other assets (note 5)	5,667	4,125	5,310
Goodwill, net (note 6)	166,619	147,814	160,888
Intangible assets (note 6)	5,224	5,146	5,399
Future income taxes	717	500	749
Total assets	475,318	407,710	462,085

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	6,405	15,490	10,548
Accounts payable and accrued liabilities	56,183	62,497	61,657
Current portion of long-term debt	-	9,616	8,198
Current portion of note payable	3,117	9,431	4,944
Income taxes payable	1,034	220	2,288
Future income taxes	1,156	71	1,462
Total current liabilities	67,895	97,325	89,097

Long-term debt (note 7)	134,001	66,964	107,424
Note payable	2,161	794	2,101
Future income taxes	19,485	17,599	18,652
Total liabilities	223,542	182,682	217,274

Minority interest	-	23	29

Shareholders' equity
Share capital (note 8)	106,333	103,478	106,204
Retained earnings	126,760	110,246	122,786
Cumulative translation adjustment	18,683	11,281	15,792
Total shareholders' equity	251,776	225,005	244,782

Total liabilities and shareholders' equity	475,318	407,710	462,085

(Thousands of common shares and options)
Common shares issued and outstanding	40,420	40,137	40,400
Stock options outstanding	3,524	3,506	3,464
Stock options exercisable	1,185	450	1,206

See accompanying notes

16

MANAGEMENT'S DISCUSSION AND ANALYSIS

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(In thousands of US dollars except for earnings per share, unaudited)

	Three Months Ended
	December 27, 2003	December 28, 2002
	$	$
		(Restated, see note 3)
Sales	119,100	114,534
Cost of sales	88,376	78,111
Gross profit	30,724	36,423

Expenses
Selling and administrative, research and development
(notes 5 & 13)	19,124	16,553
Amortization	2,874	2,603
Interest income	(60)	(26)
Interest expense	1,922	1,266
Restructuring costs (note 12)	1,201
	25,061	20,396

Income before income taxes	5,663	16,027
Income taxes	1,689	5,557

Net income for the period	3,974	10,470

Retained earnings, beginning of period	122,786	102,060
Premium on repurchased common shares		(2,284)

Retained earnings, end of period	126,760	110,246

Earnings per share (note 9)	0.10	0.26

Diluted earnings per share (note 9)	0.10	0.25

See accompanying notes
17

MANAGEMENT'S DISCUSSION AND ANALYSIS

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In thousands of US dollars, unaudited)

	Three Months Ended
	December 27, 2003	December 28, 2002
	$	$
		(Restated, see note 3)
Cash flows from operating activities
Net income for the period	3,974	10,470
Add (deduct) items not involving cash
Amortization	2,874	2,603
Future income taxes	213	(15)
Minority interest	-	17
Loss on disposal of capital assets	16	9
Non-cash interest on Keanall note payable	12	63
Restructuring costs (note 12)	414	-
	7,503	13,147

Change in non-cash working capital (note 10)	18,851	31,445
Cash flows provided by operating activities	26,354	44,592

Cash flows from investing activities
Acquisitions, net of cash acquired (note 4)	(7,427)	2
Purchase of capital assets	(2,011)	(2,360)
Development costs	(13)	(188)
Proceeds on disposal of capital assets	-	11
Cash flows used in investing activities	(9,451)	(2,535)

Cash flows from financing activities

Proceeds from private placement debt (note 7)	65,000	-
Repayment of non-revolving term facility	-	(6,070)
Revolving term facility, net	(48,372)	(28,372)
Bank indebtedness	(4,452)	3,242
Repayment of note payable	(2,845)	(2,388)
Deferred financing costs	(503)	-
Repurchase of common shares	-	(3,460)
Issuance of common shares (note 8)	128	69
Cash flows provided by (used in) financing activities	8,956	(36,979)
Effect of foreign currency translation on cash
and cash equivalents	(515)	114
Net increase in cash and cash equivalents during the	25,344	5,192
period
Cash and cash equivalents, beginning of period	13,386	7,430
Cash and cash equivalents, end of period	38,730	12,622

Supplementary cash flow information:
Cash taxes paid	2,757	6,662
Cash interest paid	872	1,086

See accompanying note
18

CFM CORPORATION

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount]

December 27, 2003

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). They have been prepared on a basis consistent with the accounting policies and methods followed in CFM Corporation's (the "Company") most recent audited financial statements except for the change in the Company's reporting currency from the Canadian dollar to the U.S. dollar effective fiscal 2004 as discussed in note 3. These unaudited consolidated interim financial statements do not include all of the information and footnotes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended September 27, 2003. Due to seasonality of the Company's business, a statement of financial position as at December 28, 2002 has been included for comparative purposes.

2. USE OF ESTIMATES

The preparation of quarterly financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated quarterly financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. ACCOUNTING POLICY

U.S. Reporting Currency

Effective fiscal 2004, the Company's reporting currency has been changed to the U.S. dollar from the Canadian dollar. The Company has restated all amounts presented into US dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the closing rate in effect at the end of these periods. The rates utilized in the preparation of the comparative financial statements are as follows:

	For the quarter ending
	December 27, 2003		December 28, 2002
Statement of Operations and
Statement of Cash Flow	0.7585		0.6367

		As at
	December 27, 2003	September 27, 2003	December 28, 2002
Statement of Financial
Position	0.7659	0.7392	0.6371

19

CFM CORPORATION

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount]

December 27, 2003

4. ACQUISITIONS

a) Temtex Industries, Inc.

On October 8, 2003, the Company acquired certain assets of Temco Fireplace Products, Inc., as well as all of the shares of Temcomex S.A. de C.V., a Mexican corporation, both subsidiaries of Temtex Industries, Inc. ("Temtex"). Temcomex, located in Mexicali, Mexico manufactures wood-burning and gas fireplaces. The Company satisfied the purchase price by a cash payment, including acquisition costs of $7,210.

The results of operations from the date of acquisition are included in the Company's consolidated statement of operations for the quarter ended December 27, 2003. The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their estimated fair values. The purchase price allocation is subject to change based on final determination of these fair value amounts.

The following is a summary of the acquisition representing the estimated values assigned and consideration given:

$

Current assets acquired	3,939
Long term assets acquired	1,327
Current liabilities assumed	(533)
Goodwill	2,477
7,210

Consideration:

Cash, including acquisition costs	7,210

20

CFM CORPORATION

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount]

December 27, 2003

b) Greenway Home Products Inc.

Effective October 3, 2002, the Company acquired all the issued and outstanding shares of Greenway Home Products Inc. ("Greenway") of Guelph, Ontario. Greenway is a participant in the residential water dispensing, purification and air treatment products market, offering a line of innovative water dispensing, water purification and air treatment appliances. In October 2002, the Company satisfied the purchase price by a cash payment, including acquisition costs of $839. Additional contingent consideration not to exceed Cdn $35,000 will be paid based on the earnings performance of Greenway over a number of specified periods. The first such payment was earned based on the earnings performance for the year ended December 31, 2002 and was satisfied on April 24, 2003 with a $1,217 cash payment and the issuance of 126,494 shares of the Company valued at $1,282. The fair value of the Company's common shares was $10.13 (Cdn $14.75) per share representing the average market price on the payment date. The remaining contingent consideration will be payable if the earnings of Greenway reach stipulated level and any such consideration will not exceed Cdn $31,458. All future contingent consideration paid will be recorded to goodwill.

The results of operations of Greenway from the date of acquisition are included in the Company's consolidated statement of operations for the quarter ended December 27, 2003. The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their estimated fair values.

The following is a summary of the acquisition representing the estimated values assigned and consideration given:

$

Current assets acquired	3,133
Long term assets acquired	87
Current liabilities assumed	(3,142)
Goodwill	2,436
2,514

Consideration:

Cash, including acquisition costs (net of cash acquired of $843)	1,232
Share capital issued	1,282
2,514

None of the goodwill is tax deductible.

21

CFM CORPORATION

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount]

December 27, 2003

c) The Great Outdoors Grill Company

Effective May 30, 2002, the Company acquired all the issued and outstanding shares of The Great Outdoors Grill Company ("TGO") of Joplin, Missouri. TGO is a North American manufacturer and distributor of quality cast aluminum barbecues. The Company satisfied the purchase price by a cash payment, including acquisition costs, of $10,275 and the issuance of 195,366 common shares of the Company valued at $2,022. The fair value of CFM shares was $10.35 (Cdn $15.88) representing the average market price on the announcement date. Additional contingent consideration of $4,322, in the form of a non-interest bearing promissory note, will be paid in equal installments over a two-year period commencing on January 2, 2004. The discounted value of the contingent consideration has been recorded as goodwill. The results of the operations of TGO from the date of acquisition are included in the Company's consolidated statement of operations from the date of acquisition.

The following is a summary of the acquisition representing the final values assigned and consideration given:

$

Current assets acquired	11,103
Long term assets acquired	1,849
Current liabilities assumed	(8,999)
Goodwill	12,666
16,619

Consideration:

Cash, including acquisition costs	10,275
Unsecured note payable	4,322
Share capital issued	2,022
16,619

It is estimated that goodwill of $5,392 is tax deductible.

22

CFM CORPORATION

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount]

December 27, 2003

5. OTHER ASSETS

Other assets consist of the following (net of amortization):

	As at December 27,	As at December 28,	As at September 27,
	2003	2002	2003
Deferred barbecue facility
start-up costs	1,649	1,903	1,747
Deferred development costs	1,282	1,224	1,175
Deferred financing costs	2,535	787	2,200
Other	201	211	188
	5,667	4,125	5,310

Changes in the carrying amount of other assets for the quarter ended December 27, 2003 were:

	Deferred
	barbecue	Deferred	Deferred	Other
	facility start-up	development	financing	deferred
	costs	costs	costs	costs
Balance as at September 27, 2003	1,747	1,175	2,200	188
Additions	-	146	503	27
Amortization	(157)	(80)	(136)	(18)
Foreign currency translation	59	41	(32)	4
Balance as at December 27, 2003	1,649	1,282	2,535	201

Research and development expenses for the quarter ended December 27, 2003 were $1,586 (2003 - $1,236).

Amortization of deferred barbecue facility start up costs in the quarter was $157 (2003 - $132).

Additions to deferred development costs in the quarter were $146 (2003 - $187). Amortization of deferred development costs in the quarter was $80 (2003 - $105).

Additions to deferred financing costs consisted of $503 of financing fees associated with long-term debt.

23

CFM CORPORATION

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount]

December 27, 2003

6. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of goodwill for the three months ended December 27, 2003 were:

Total

Balance as at September 27, 2003	160,888
Adjustments to the purchase price allocation of TGO	837
Goodwill acquired on the purchase of Temtex	2,477
Foreign currency translation	2,234
Other	183
Balance as at December 27, 2003	166,619

Intangible Assets

As part of the asset purchase of Harris Systems Inc. on November 1, 1997, the Company purchased a long-term facility operating lease. The market value of the lease exceeded the present value of the future lease commitments. This leasehold right was recognized as an asset at the time of the acquisition and is being amortized over the twenty-two year lease term.

Trademarks include a British hearth trademark acquired in 2002.

	December 27, 2003	December 28, 2002	September 27, 2003
Leasehold Rights
Cost	4,870	4,870	4,870
Accumulated
Amortization	1,365	1,145	1,310
Net Book Value	3,505	3,725	3,560
Trademarks	1,201	1,081	1,122
Other	518	340	718
	5,224	5,146	5,400

Amortization expense of intangible assets for the quarter ended December 27, 2003 was $55 (2003- $117).

24

CFM CORPORATION

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount]

December 27, 2003

7. LONG-TERM DEBT

On November 21, 2003 proceeds of $65,000 were received on Senior Unsecured Notes Series B issued on September 12, 2003, in addition to the proceeds of $60,000 on Senior Unsecured Notes Series A received on September 12, 2003. Both Series of notes are for a ten-year period with a fixed interest rate of 6.1% payable semiannually. Principal repayments are due at maturity.

The proceeds from the Senior Unsecured Notes were used to repay the non-revolving term credit facility that was subsequently cancelled. The remaining proceeds were used to repay outstanding revolving operating loans.

Effective November 25, 2003, the Company's syndicated credit agreement was amended and extended in conjunction with the issuance of the unsecured notes referred to above. The amended facility consists of revolving term debt of up to $145,327 (CDN$190,000) and expires on November 26, 2006. As at December 27, 2003 $10,414 was outstanding under this facility.

8. SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of common shares without nominal or par value.

[a] Issued and outstanding

	Number of shares	Amount
	#	$
	[in thousands]

Balance September 27, 2003	40,400	106,204
Options exercised	16	102
Employee share purchase plan	4	27
Balance December 27, 2003	40,420	106,333

25

CFM CORPORATION

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount]

December 27, 2003

[b] Stock options

Under the Stock Option Plan, the Company is authorized to issue a maximum of 5,624,500 common shares. As at December 27, 2003, a total of 759,086 common shares are available for future option grants. All common stock and stock option prices are quoted in Canadian dollars.

A summary of the Stock Option Plan as of December 27, 2003 and changes during the quarter ended is presented below:

		Weighted	Number
	Options	average	of vested
	outstanding	price	options
	#	$	#
Outstanding at September 27, 2003	3,463,574	10.37	1,205,999
Granted	110,000	10.85
Exercised	(16,333)	8.14
Forfeited	(33,334)	11.90
Outstanding at December 27, 2003	3,523,907	10.38	1,184,999

A summary of options outstanding at December 27, 2003 is as follows:

Total Options Outstanding			Total Options Exercisable

Number of	Range of	Weighted	Weighted	Number of	Weighted
Options	Exercise	Average	Average	Exercisable	Average
Outstanding	Prices	Exercise	Remaining	Options	Exercise
		Price	Life		Price

2,294,409	6.25 - 10.00	8.96	5.41	862,784	7,.86
1,229,498	10.00 - 14.00	13.03	4.59	322,215	12.85

The closing market value of the Company's common stock at December 27, 2003 was $9.80.

The Company does not apply the fair value method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation expense has been recognized for stock options issued under this plan for the quarter. Section 3870, "Stock-based Compensation and Other Stock-based Payments" provides that companies should also disclose, on a proforma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for stock options. The Company has estimated the fair value of all options granted in the period, using the following weighted average assumptions:

For the quarter ended December 27, 2003

Risk-free interest rate	4.23%
Average expected life (years)	5
Expected volatility	0.443
Expected dividend yield	-

26

CFM CORPORATION

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount]

December 27, 2003

The weighted average fair value of options granted in the period is Cdn $4.82.

Proforma net income and earnings per share based on the fair value of the stock options granted since adoption of the standard in fiscal 2003 are shown below:

For the quarter ended December 27, 2003

Net income for the quarter:
As reported	3,974
Proforma	3,759

Net income per share as reported:
Basic	$0.10
Diluted	$0.10

Proforma net income per share:
Basic	$0.09
Diluted	$0.09

27

CFM CORPORATION

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount]

December 27, 2003

9. EARNINGS PER SHARE

Basic earnings per share has been determined by dividing net income by the weighted average number of common shares outstanding during the quarter. Diluted earnings per share is computed in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common shares equivalents outstanding.

	For the three months ended
	December 27, 2003	December 28, 2002

Earnings for period	3,974	10,470

Weighted average number of
shares outstanding	40,404	40,390
Basic earnings per share	0.10	0.26

Diluted earnings per share
Weighted average number of
shares outstanding	40,404	40,390
Add: Dilutive effect of stock
options	281	1,393
Adjusted weighted average
number of shares outstanding	40,685	41,783
Diluted earnings per share	0.10	0.25

28

CFM CORPORATION

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount]

December 27, 2003

10. CHANGES IN NON-CASH WORKING CAPITAL

Cash flow from changes in non-cash working capital consists of the following:

	For the three months ended
	December 27, 2003	December 28, 2002

Accounts receivable	31,724	30,753
Inventory	(2,059)	(7,202)
Prepaid and other
expenses	(2,755)	(872)
Other assets	180	(97)
Accounts payable and
accrued liabilities	(6,901)	10,048
Income taxes payable	(1,338)	(1,185)
	18,851	31,445

11. SEGMENTED INFORMATION

The Company operates in one business segment, home products, which includes the development, manufacture and sale of fireplaces, hearth and heating related products, barbecue and outdoor products and water dispensing and purification products. In light of the growth and significance of barbecue and outdoor products to the overall revenue of CFM and the Company's entry into the water products category, revenue has been disclosed by product category.

The Chief Executive and Operating Officers of CFM review consolidated operating results to assess the performance of the business.

	For the three months ended
	December 27, 2003	December 28, 2002
Net External Sales
Hearth & Heating Products	102,130	98,136
Barbeque & Outdoor Products	13,212	14,048
Water Products	3,758	2,350
	119,100	114,534

29

CFM CORPORATION

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount]

December 27, 2003

Geographic information:

The Company conducts substantially all of its business activities in North America. External sales are allocated on the basis of sales to external customers.

External sales for the three months ended:

	United
	States	Canada	Other	Total

December 27, 2003	90,578	19,356	9,166	119,100
December 28, 2002	91,988	16,370	6,176	114,534

Capital assets, goodwill and intangibles:

	United
	States	Canada	Other	Total

As at December 27, 2003	183,447	57,596	7,838	248,881
As at December 28, 2002	175,568	44,039	7,083	226,690

30

CFM CORPORATION

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount]

December 27, 2003

12. RESTRUCTURING COSTS

The Company is proceeding with a restructuring of its operations to streamline operating processes and consolidate facilities which serve the Company's mass merchant customers and improve its manufacturing operations through anticipated product line rationalization and through the movement of certain product lines to lower wage cost locations. The restructuring began in the fourth quarter of fiscal 2003 and will be completed in stages. It will involve the closure of certain of the Company's manufacturing locations and the transfer of manufacturing and administrative activities, as well as certain assets, to other CFM facilities. In addition, as part of this restructuring, several of the Company's warehouses in the United States will be closed and distribution centralized into two larger distribution centres to more efficiently serve the Company's mass merchant customers. Currently management expects the restructuring activities to be completed by the end of fiscal 2004.

Actual and forecasted future restructuring costs are as follows:

	For the quarter ended	Project to	Range of total
	December 27, 2003	date	expected project costs
			Low	High

Severance	537	753	3,000	3,400
Asset impairment	414	6,073	15,000	17,100
Other expenses	250	250	4,000	5,400
	1,201	7,076	22,000	25,900

A summary of the changes in the severance liability for the period ended December 27, 2003 is:

Opening accrual at September 27, 2003	216
Expense in the quarter	537
Payments made in the quarter	(108)
Closing accrual at December 27, 2003	645

13. FOREIGN EXCHANGE

Foreign exchange gains for the quarter ended December 27, 2003 of $381 (2003 foreign exchange losses - $293) are included in selling and administrative, research and development expenses on the Statement of Operations.

14. COMPARATIVE INTERIM FIGURES

Comparative interim figures have been restated into the U.S. reporting currency as described in note 3. Certain comparative interim figures have been reclassified to conform to the current interim presentation.

31

APPENDIX A

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
2003 Quarterly Summary
(In thousands of US dollars)

	Q1	Q2	Q3	Q4	Total
	2003	2003	2003	2003	2003
	$	$	$	$	$

SALES	114,534	98,363	122,918	134,540	470,355
Cost of sales	78,111	73,499	90,886	99,655	342,151
Gross profit	36,423	24,864	32,032	34,885	128,204

EXPENSES
Selling and administrative, research and
development	16,553	17,059	16,635	18,707	68,954
Amortization	2,603	2,788	2,919	3,529	11,839
Interest income	(26)	(65)	(11)	(17)	(119)
Interest expense on long term debt	1,266	1,348	1,547	1,587	5,748
Restructuring costs	-	-	-	5,826	5,826
	20,396	21,130	21,090	29,632	92,248
Income before income taxes	16,027	3,734	10,942	5,253	35,956
Income taxes	5,557	803	3,691	1,741	11,792

Net income for the period	10,470	2,931	7,251	3,512	24,164

Retained earnings, beginning of period	102,060	110,246	112,023	119,274	102,060
Premium on repurchased common shares	(2,284)	(1,154)	-	-	(3,438)
Retained earnings, end of period	110,246	112,023	119,274	122,786	122,786

Earnings per share	$0.26	$0.07	$0.18	$0.09	$0.60
Diluted earnings per share	$0.25	$0.07	$0.18	$0.09	$0.59

Average number of shares outstanding	40,390	39,963	40,155	40,306	40,215

APPENDIX A

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
2002 Quarterly Summary
(In thousands of US dollars)

	Q1	Q2	Q3	Q4	Total
	2002	2002	2002	2002	2002
	$	$	$	$	$

SALES	80,871	70,963	98,171	116,821	366,826
Cost of sales	52,448	48,719	72,955	82,223	256,345
Gross profit	28,423	22,244	25,216	34,598	110,481

EXPENSES
Selling and administrative, research and
development	12,316	13,933	15,058	17,075	58,382
Amortization	1,900	2,064	2,262	2,244	8,470
Interest income	(75)	(2)	(50)	(53)	(180)
Interest expense on long term debt	1,045	805	1,441	1,255	4,546
Restructuring costs	-	-	-	-	-
	15,186	16,800	18,711	20,521	71,218
Income before income taxes	13,237	5,444	6,505	14,077	39,263
Income taxes	4,451	1,459	1,803	4,818	12,531

Net income for the period	8,786	3,985	4,702	9,259	26,732

Retained earnings, beginning of period	78,823	87,183	88,694	93,191	78,823
Options repurchased	(15)	(1,205)	(205)	(217)	(1,642)
Premium on repurchased common shares	(411)	-	-	(279)	(690)
Goodwill impairment	-	(1,269)	-	106	(1,163)
Retained earnings, end of period	87,183	88,694	93,191	102,060	102,060

Earnings per share	$0.23	$0.10	$0.12	$0.22	$0.67
Diluted earnings per share	$0.23	$0.10	$0.11	$0.22	$0.65

Average number of shares outstanding	37,938	40,316	40,495	40,595	39,836

APPENDIX A

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
2001 Quarterly Summary
(In thousands of US dollars)

	Q1	Q2	Q3	Q4	Total
	2001	2001	2001	2001	2001
	$	$	$	$	$

SALES	72,291	48,985	56,559	93,224	271,059
Cost of sales	46,240	32,976	38,742	63,594	181,552
Gross profit	26,051	16,009	17,817	29,630	89,507

EXPENSES
Selling and administrative, research and
development	10,372	10,257	11,066	12,652	44,347
Amortization	1,687	1,683	1,697	1,697	6,764
Interest income	(90)	(130)	(76)	(55)	(351)
Interest expense on long term debt	1,506	1,124	1,324	1,494	5,448
Restructuring costs	-	-	-	-	-
	13,475	12,934	14,011	15,788	56,208
Income before income taxes	12,576	3,075	3,806	13,842	33,299
Income taxes	3,987	375	826	4,419	9,607
Income before amortization of goodwill	8,589	2,700	2,980	9,423	23,692
Amortization of goodwill [1]	760	773	792	920	3,245

Net income for the period	7,829	1,927	2,188	8,503	20,447

Retained earnings, beginning of period	62,245	66,847	69,060	71,073	62,245
Options repurchased	(534)	634	(169)	(279)	(348)
Premium on repurchased common shares	(2,693)	(348)	(6)	(474)	(3,521)
Goodwill impairment	-	-	-	-	-
Retained earnings, end of period	66,847	69,060	71,073	78,823	78,823

[1] Net of tax of	326	325	485	509	1,646

Earnings per share	$0.20	$0.05	$0.06	$0.22	$0.53
Diluted earnings per share	$0.20	$0.05	$0.06	$0.22	$0.53

Average number of shares outstanding	38,908	38,179	38,161	38,130	38,346

APPENDIX A

CONSOLIDATED BALANCE SHEETS
2003 Quarterly Summary
(In thousands of US dollars)

	Q1	Q2	Q3	Q4
	2003	2003	2003	2003
ASSETS	$	$	$	$

Current
Cash & short term investments	12,622	1,114	6,015	13,386
Accounts receivable	70,300	73,948	90,881	106,520
Income taxes recoverable	-	3,825	3,926	-
Inventory	83,707	97,130	93,893	79,602
Prepaid and other expenses	3,502	3,427	2,613	1,946
Future income taxes	6,264	9,001	7,853	13,057
Total current assets	176,395	188,445	205,181	214,511

Capital assets	73,730	76,104	79,196	75,228
Future income taxes	500	372	488	749
Other assets	4,125	4,048	4,093	5,310
Goodwill	147,814	151,168	157,952	160,888
Other intangibles	5,146	5,173	5,392	5,399
Total non-current assets	231,315	236,865	247,121	247,574
TOTAL ASSETS	407,710	425,310	452,302	462,085

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness	15,490	8,198	9,878	10,548
Accounts payable & accrued
liabilities	62,497	52,146	50,316	61,657
Income taxes payable	220	-	-	2,288
Future income taxes	71	(9)	1,567	1,462
Current portion of note payable	9,431	8,409	6,453	4,944
Current portion of long-term debt	9,616	10,240	11,293	8,198
Total current liabilities	97,325	78,984	79,507	89,097

Long -term debt	66,964	99,035	115,436	107,424
Note payable	794	-	-	2,101
Future income taxes	17,599	19,717	18,949	18,652
Total liabilities	182,682	197,736	213,892	217,274

Minority interest	23	27	22	29

Shareholders' equity
Cumulative translation adjustment	11,281	12,271	13,624	15,792
Share capital	103,478	103,253	105,490	106,204
Retained earnings	110,246	112,023	119,274	122,786

Total Shareholders' equity	225,005	227,547	238,388	244,782
TOTAL LIABILITIES &
SHAREHOLDERS' EQUITY	407,710	425,310	452,302	462,085

APPENDIX A

CONSOLIDATED BALANCE SHEETS
2002 Quarterly Summary
(In thousands of US dollars)

	Q1	Q2	Q3	Q4
	2002	2002	2002	2002
ASSETS	$	$	$	$

Current
Cash & short term investments	11,911	11,525	2,263	7,430
Accounts receivable	43,546	49,103	70,046	98,944
Income taxes recoverable	2,550	3,624	3,619	-
Inventory	56,241	84,713	81,405	74,958
Prepaid and other expenses	1,334	1,751	1,940	2,614
Future income taxes	3,263	4,089	4,927	6,079

Total current assets	118,845	154,805	164,200	190,025

Capital assets	61,029	68,471	72,922	73,782
Future income taxes	587	404	681	563
Other assets	4,712	4,748	4,714	4,298
Goodwill	108,804	133,900	149,738	147,541
Other intangibles	3,947	4,085	5,215	5,261
Total non-current assets	179,079	211,608	233,270	231,445
TOTAL ASSETS	297,924	366,413	397,470	421,470

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness	5,490	13,905	2,151	12,223
Accounts payable & accrued liabilities	27,352	32,633	39,992	50,181
Income taxes payable	-	-	-	869
Future income taxes	720	1	2,128	130
Current portion of note payable	-	9,409	9,658	9,334
Current portion of long-term debt	10,101	10,105	10,547	10,358
Total current liabilities	43,663	66,053	64,476	83,095

Long -term debt	58,032	79,810	103,176	99,978
Note payable	-	7,841	5,730	3,156
Future income taxes	12,138	13,224	14,219	17,538
Total liabilities	113,833	166,928	187,601	203,767

Minority interest	103	19	9	5

Shareholders' equity
Cumulative translation adjustment	13,199	12,142	12,002	11,050
Share capital	83,606	98,630	104,667	104,588
Retained earnings	87,183	88,694	93,191	102,060

Total Shareholders' equity	183,988	199,466	209,860	217,698
TOTAL LIABILITIES &
SHAREHOLDERS' EQUITY	297,924	366,413	397,470	421,470

APPENDIX A

CONSOLIDATED BALANCE SHEETS
2001 Quarterly Summary
(In thousands of US dollars)

	Q1	Q2	Q3	Q4
	2001	2001	2001	2001
ASSETS	$	$	$	$

Current
Cash & short term investments	4,398	7,630	5,709	2,703
Accounts receivable	47,865	37,679	48,660	77,664
Income taxes recoverable	-	7,128	7,327	5,335
Inventory	48,389	52,015	55,055	50,487
Prepaid and other expenses	1,676	2,013	2,534	1,258
Future income taxes	5,100	5,906	5,474	4,084
Total current assets	107,428	112,371	124,759	141,531

Capital assets	53,933	52,902	55,905	59,629
Future income taxes	377	272	232	399
Other assets	1,965	2,382	2,831	3,485
Goodwill	98,187	111,325	111,249	108,997
Other intangibles	4,169	4,113	4,058	4,003
Total non-current assets	158,631	170,994	174,275	176,513
TOTAL ASSETS	266,059	283,365	299,034	318,044

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness	-	4,823	5,426	6,953
Accounts payable & accrued liabilities	27,107	33,924	24,999	31,612
Income taxes payable	17	-	-	-
Future income taxes	-	1,658	127	146
Current portion of note payable	-	-	-	-
Current portion of long-term debt	10,185	9,614	9,980	10,142
Total current liabilities	37,309	50,019	40,532	48,853

Long -term debt	55,642	57,908	80,404	81,415
Note payable	-	-	-	-
Future income taxes	9,410	9,660	11,696	11,811
Total liabilities	102,361	117,587	132,632	142,079

Minority interest	171	138	101	91

Shareholders' equity
Cumulative translation adjustment	12,264	12,439	11,074	13,168
Share capital	84,416	84,141	84,154	83,883
Retained earnings	66,847	69,060	71,073	78,823

Total Shareholders' equity	163,527	165,640	166,301	175,874
TOTAL LIABILITIES &
SHAREHOLDERS' EQUITY	266,059	283,365	299,034	318,044

APPENDIX A

CONSOLIDATED STATEMENTS OF CASH FLOWS
2003 Quarterly Summary
(In thousands of US dollars)

	Q1	Q2	Q3	Q4	Total
	2003	2003	2003	2003	2003
	$	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	10,470	2,931	7,251	3,512	24,164
Add (deduct) items not involving cash
Amortization	2,603	2,788	2,919	3,529	11,839
Future income taxes	(15)	(139)	3,660	(5,698)	(2,192)
Minority Interest	17	3	(9)	9	20
Loss on disposal of capital assets	9	1	-	51	61
Restructuring costs	-	-	-	5,610	5,610
Non-cash interest on Keanall note payable	63	54	44	34	195
	13,147	5,638	13,865	7,047	39,697
Change in non-cash working capital
Accounts receivable	30,753	(3,263)	(15,318)	(15,053)	(2,881)
Inventory	(7,204)	(11,367)	7,380	11,697	506
Prepaid and other expenses	(872)	118	877	666	789
Other assets	(97)	(162)	(9)	131	(137)
Accounts payable and accrued liabilities	10,050	(11,063)	(3,627)	10,911	6,271
Income taxes recoverable	(1,185)	(3,980)	95	5,740	670
Change in non-cash working capital	31,445	(29,717)	(10,602)	14,092	5,218
Cash flows provided by operating activities	44,592	(24,079)	3,263	21,139	44,915

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions, net of cash acquired	2	(232)	(2,802)	(104)	(3,136)
Purchase of capital assets	(2,360)	(2,902)	(1,606)	(1,427)	(8,295)
Development costs	(188)	(8)	(50)	(205)	(451)
Proceeds on disposal of capital assets	11	15	-	3	29
Cash flows used in investing activities	(2,535)	(3,127)	(4,458)	(1,733)	(11,853)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from senior unsecured notes	-	-	-	60,000	60,000
Repayment of non-revolving term facility	(6,070)	(2,424)	(2,568)	(7,106)	(18,168)
Revolving term facility, net	(28,372)	29,795	9,539	(61,653)	(50,691)
Bank indebtedness	3,242	(8,152)	632	732	(3,546)
Repayment of note payable	(2,388)	(2,478)	(2,672)	(2,716)	(10,254)
Deferred financing costs	-	-	-	(1,759)	(1,759)
Repurchase of common shares	(3,460)	(1,724)	-	-	(5,184)
Options repurchased	-	-	-	-	-
Issuance of common shares	69	346	955	714	2,084
Cash flows from (used in) financing activities	(36,979)	15,363	5,886	(11,788)	(27,518)

Effect of foreign currency translation on cash and equivalents	114	335	210	(247)	412

Net increase (decrease) in cash in the period	5,192	(11,508)	4,901	7,371	5,956
Cash and cash equivalents, beginning of period	7,430	12,622	1,114	6,015	7,430
Cash and cash equivalents, end of period	12,622	1,114	6,015	13,386	13,386

APPENDIX A

CONSOLIDATED STATEMENTS OF CASH FLOWS
2002 Quarterly Summary
(In thousands of US dollars)

	Q1	Q2	Q3	Q4	Total
	2002	2002	2002	2002	2002
	$	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	8,786	3,985	4,702	9,259	26,732
Add (deduct) items not involving cash
Amortization	1,900	2,064	2,262	2,244	8,470
Future income taxes	1,590	1,369	1,968	(811)	4,116
Minority Interest	13	(6)	(11)	(3)	(7)
Loss on disposal of capital assets	-	(4)	92	5	93
Non-cash interest on Keanall note payable	-	-	156	75	231
	12,289	7,408	9,169	10,769	39,635
Change in non-cash working capital
Accounts receivable	33,903	(1,427)	(13,348)	(29,488)	(10,360)
Inventory	(5,972)	(18,095)	8,323	5,367	(10,377)
Prepaid and other expenses	(95)	(326)	(202)	(682)	(1,305)
Other assets	(1,409)	(760)	(5)	222	(1,952)
Accounts payable and accrued liabilities	(4,087)	(75)	2,171	11,277	9,286
Income taxes recoverable	2,469	(578)	216	5,341	7,448
Change in non-cash working capital	24,809	(21,261)	(2,845)	(7,963)	(7,260)
Cash flows provided by operating activities	37,098	(13,853)	6,324	2,806	32,375

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions, net of cash acquired	-	(6,483)	(11,127)	(1,218)	(18,828)
Purchase of capital assets	(3,088)	(3,808)	(3,593)	(2,779)	(13,268)
Development costs	-	-	-	(371)	(371)
Proceeds on disposal of capital assets	-	10	26	4	40
Cash flows used in investing activities	(3,088)	(10,281)	(14,694)	(4,364)	(32,427)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of non-revolving term facility	(2,396)	(2,363)	(2,448)	-	(7,207)
Revolving term facility, net	(20,087)	24,105	16,258	(305)	19,971
Bank indebtedness	(1,467)	5,411	(12,500)	10,112	1,556
Repayment of note payable	-	(1,575)	(2,409)	(2,402)	(6,386)
Repurchase of common shares	(709)	-	-	(378)	(1,087)
Options repurchased	(16)	(1,869)	(326)	(434)	(2,645)
Issuance of common shares	20	-	29	24	73
Cash flows from (used in) financing activities	(24,655)	23,709	(1,396)	6,617	4,275
Effect of foreign currency translation on cash and equivalents	(147)	39	504	108	504

Net increase (decrease) in cash in the period	9,208	(386)	(9,262)	5,167	4,727
Cash and cash equivalents, beginning of period	2,703	11,911	11,525	2,263	2,703
Cash and cash equivalents, end of period	11,911	11,525	2,263	7,430	7,430

APPENDIX A

CONSOLIDATED STATEMENTS OF CASH FLOWS
2001 Quarterly Summary
(In thousands of US dollars)

	Q1	Q2	Q3	Q4	Total
	2001	2001	2001	2001	2001
	$	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	7,829	1,927	2,188	8,503	20,447
Add (deduct) items not involving cash
Amortization	2,772	2,653	2,857	3,370	11,652
Future income taxes	(2,353)	192	4,312	1,725	3,876
Minority Interest	-	-	-	-	-
Loss on disposal of capital assets	-	(122)	8	-	(114)
	8,248	4,650	9,365	13,598	35,861
Change in non-cash working capital
Accounts receivable	23,123	5,138	(10,706)	(26,640)	(9,085)
Inventory	803	(4,021)	(2,804)	4,187	(1,835)
Prepaid and other expenses	(423)	(1,070)	(859)	1,386	(966)
Other assets	-	-	-	-	-
Accounts payable and accrued liabilities	(3,419)	(1,855)	3,206	4,404	2,336
Income taxes recoverable	4,503	(6,587)	(3,466)	1,915	(3,635)
Change in non-cash working capital	24,587	(8,395)	(14,629)	(14,748)	(13,185)
Cash flows provided by operating activities	32,835	(3,745)	(5,264)	(1,150)	22,676

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions, net of cash acquired	-	-	(15,161)	-	(15,161)
Purchase of capital assets	(1,158)	(1,598)	(2,072)	(5,905)	(10,733)
Development costs	-	-	-	(944)	(944)
Proceeds on disposal of capital assets	25	177	10	2	214
Cash flows used in investing activities	(1,133)	(1,421)	(17,223)	(6,847)	(26,624)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of non-revolving term facility	(2,458)	(2,455)	(2,442)	(2,466)	(9,821)
Revolving term facility, net	(20,500)	7,331	23,927	481	11,239
Bank indebtedness	(9,885)	4,964	(868)	7,970	2,181
Capital leases and other long term debt	-	-	-	134	134
Deferred financing costs	126	128	117	(368)	3
Repurchase of common shares	(5,496)	(660)	(12)	(729)	(6,897)
Options repurchased	-	-	(130)	(433)	(563)
Issuance of common shares	58	37	19	(16)	98
Cash flows from (used in) financing activities	(38,155)	9,345	20,611	4,573	(3,626)

Effect of foreign currency translation on cash and equivalents	(105)	(947)	(45)	418	(679)
Net increase (decrease) in cash in the period	(6,558)	3,232	(1,921)	(3,006)	(8,253)
Cash and cash equivalents, beginning of period	10,956	4,398	7,630	5,709	10,956
Cash and cash equivalents, end of period	4,398	7,630	5,709	2,703	2,703